November 24, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Isaac Esquivel

Jennifer Monick

Ruairi Regan

Pam Long

Division of Corporation Finance

Re:	Social Capital Hedosophia Holdings Corp. II

Amendment No. 1 to Registration Statement on Form S-4

Filed November 6, 2020

File No. 333-249302

Ladies and Gentlemen:

On behalf of our client, Social Capital Hedosophia Holdings Corp. II (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 16, 2020 (the “Comment Letter”) with respect to Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission by the Company on November 6, 2020. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Form S-4 Filed November 6, 2020

Comparative Per Share Data, page 24

1.	We note your response to prior comment 2 and your revised disclosure in your filing. Please further revise your calculations of book value per share to compute amounts using shares issued and outstanding as of the end of the period instead of using the weighted average shares outstanding.

Response: The Company acknowledges the Staff’s response and has revised the disclosure on page 25 of Amendment No. 2 to the Registration Statement to reflect the calculations of book value per share using shares issued and outstanding as of the end of the period instead of using the weighted average shares outstanding.

November 24, 2020

U.S. Federal Income Tax Considerations, page 153

2.	Please revise to remove inferences that investors may not rely on your disclosure as requested in prior comment 5 including the statement on page 150 that the disclosure is for informational purposes only. While you may suggest to investors that they consider their specific tax circumstances you may not disclaim liability for your disclosure

Response: The Company acknowledges the Staff’s response and has revised the disclosure on page 153 of Amendment No. 2 to the Registration Statement to remove the statement that the disclosure is for informational purposes only.

Opendoor's Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 203

3.	We note your response to prior comment 8 and your revised disclosure. Please further revise your disclosure for your non-GAAP measures to separately quantify the net inventory impairment adjustment amounts that relate to current period costs associated with homes that remain in inventory at period end and prior period costs associated with homes sold in the current period.

Response: The Company acknowledges the Staff’s response and has revised the disclosure on page pages 204 through 207 of Amendment No. 2 to the Registration Statement to separately quantify the net inventory impairment adjustment amounts that relate to current period costs associated with homes that remain in inventory at period end and prior period costs associated with homes sold in the current period.

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November 24, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2438 should you require further information.

Very truly yours,

/s/ Howard Ellin
Howard Ellin

cc: Steven Trieu

Social Capital Hedosophia Holdings Corp. II

cc: Christopher M. Barlow

Skadden, Arps, Slate, Meagher & Flom LLP